SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

NET Power Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

G75529100

(CUSIP Number)

Constellation Energy Corporation

1310 Point Street

Baltimore, Maryland 21231-3380

(833) 883-0162

Attn: Daniel L. Eggers

and

Constellation Energy Generation, LLC

200 Exelon Way

Kennett Square, Pennsylvania 19348-2473

(833) 883-0162

Attn: Daniel L. Eggers

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Constellation Energy Generation, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,530,716 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,530,716 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,530,716 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3% (2)
14		TYPE OF REPORTING PERSON OO

(1) Consists of (i) 500,000 shares of Class A common stock (“Class A Common Stock”) of NET Power Inc. (the “Issuer”) and (ii) 36,030,716 shares of Class A Common Stock issuable upon the redemption and exchange of 36,030,716 Class A units of NET Power Operations LLC (f/k/a Rice Acquisition Holdings II LLC) (“Opco” and such units, “Opco Units”), in each case, held by Constellation Energy Generation, LLC (“CEG”). CEG also holds 36,030,716 shares of Class B common stock of the Issuer (“Class B Common Stock”). Each Opco Unit is, at the request of the holder thereof, redeemable in exchange for one share of Class A Common Stock or, at the Issuer’s election, cash. Upon the redemption of any Opco Units, an equal number of shares of Class B Common Stock held by the redeeming member will be canceled. The shares of Class B Common Stock carry no separate economic rights but vote together with the Opco Units.

(2) Based on (a) 67,352,271 shares of Class A Common Stock issued and outstanding, as reported by the Issuer on a Current Report on Form 8-K filed on June 14, 2023 (the “8-K”), and (b) 36,030,716 shares of Class A Common Stock issuable to CEG upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by CEG. Based on the information reported by the Issuer in the 8-K, if all of the 144,817,563 issued and outstanding Opco Units were to be exchanged for, and an equal number of shares of Class B Common Stock were cancelled in connection with the issuance of, 144,817,563 shares of Class A Common Stock, CEG would beneficially own approximately 17.2% of the Class A Common Stock.

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1		NAME OF REPORTING PERSONS Constellation Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,530,716 (3)(4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,530,716 (3)(4)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,530,716 (3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3% (4)(5)
14		TYPE OF REPORTING PERSON CO

(3) See footnote 1.

(4) CEG is a wholly-owned subsidiary of Constellation Energy Corporation (“Constellation”), which is a publicly traded company listed on The Nasdaq Stock Market LLC. Constellation has sole voting and dispositive power over, and may be deemed to be a beneficial owner of, the securities held by CEG as reported in this Statement. The filing of this Statement on Schedule 13D (this “Statement”) shall not be construed as an admission that Constellation is the beneficial owner of any securities covered by this Statement.

(5) See footnote 2.

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Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of NET Power Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 404 Hunt Street, Suite 410, Durham, North Carolina 27701.

Item 2.	Identity and Background.

(a)	This Statement is filed by Constellation Energy Corporation, a Pennsylvania corporation (“Constellation”), and Constellation Energy Generation, LLC, a Pennsylvania limited liability company (“CEG” and, collectively with the Constellation, the “Reporting Persons”), as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they constitute a “group.”

For information with respect to the identity and background of each director and executive officer of each of the Reporting Persons, see Schedule 1 attached hereto.

(b)	The principal business address of Constellation is 1310 Point Street, Baltimore, MD 21231. The principal business address of CEG is 200 Exelon Way, Kennett Square, PA 19348. The principal business address of each director and executive officer of each of the Reporting Persons is c/o Constellation Energy Corporation, 1310 Point Street, Baltimore, MD 21231.

(c)	Constellation, and its wholly-owned subsidiary, CEG, are primarily engaged in the production of clean, carbon-free energy and supply energy products and services to businesses, homes, community aggregations and public sector customers across the United States.

(d)	During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule 1 to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule 1 to this Statement has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 5 and 6 and the cover pages of this Statement is incorporated herein by reference.

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Acquisition of Securities of NET Power, LLC

CEG acquired 1,099,999 shares of NET Power, LLC, a Delaware limited liability company (“NET Power”), at a purchase price of $100 per share for an aggregate purchase price of approximately $90 million in cash and certain in-kind contributions by CEG to NET Power valued at $20 million, which shares were issued to CEG between August 7, 2014 and October 7, 2019. Subsequently, on February 3, 2023, CEG acquired 28,764 additional shares of NET Power upon the exercise of an option (the “Option”) and the payment by CEG of the exercise price of $168.75 per share. CEG was granted the Option pursuant to the terms of a loan CEG and another entity made to NET Power, which loan was fully repaid in February 2022.

Cancelation and Conversion of Securities of NET Power, LLC

On June 8, 2023 (the “Closing Date”), the Issuer consummated a business combination (the “Closing”) pursuant to the Business Combination Agreement, dated December 13, 2022 (as amended, the “Business Combination Agreement”), by and among Rice Acquisition Corp. II, a Cayman Islands exempted company (“RONI”), Rice Acquisition Holdings II LLC, a Cayman Islands exempted company and majority owned and controlled operating subsidiary of RONI (“RONI Opco”), Topo Buyer Co, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of RONI Opco (the “Buyer”), Topo Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Buyer (“Merger Sub”), and NET Power. The transactions contemplated by the Business Combination Agreement are collectively referred to herein as the “Business Combination.”

Immediately prior to the Closing, on June 8, 2023, as contemplated by the Business Combination Agreement, RONI became a Delaware corporation named “NET Power Inc.” (the “Domestication”). Immediately following the Domestication, RONI Opco became a Delaware limited liability company (the “Opco Domestication” and, together with the Domestication, the “Domestications”) and was renamed NET Power Operations LLC (“Opco”).

Following the Domestications, on June 8, 2023, pursuant to the Business Combination Agreement, Merger Sub merged with and into NET Power (the “Merger”), with NET Power surviving the Merger as a direct, wholly owned subsidiary of the Buyer. At the effective time of the Merger (the “Effective Time”), all of the equity interests of NET Power issued and outstanding immediately prior to the Merger (other than any such equity interests held in the treasury of NET Power or owned by any subsidiary of NET Power immediately prior to the Effective Time), including the equity interests held by CEG as described in this Item 3, were canceled and converted into the right to receive, with respect to each such equity interest in NET Power, one Class A unit of Opco (each, an “Opco Unit”) and one share of Class B Common Stock. Accordingly, CEG’s equity interests in NET Power prior to the Business Combination were canceled, and CEG received 36,030,716 Opco Units and 36,030,716 shares of Class B Common Stock.

PIPE Financing

On June 8, 2023, following the Domestication and prior to the Closing, the Issuer consummated the issuance and sale of 54,044,995 shares of Class A Common Stock for aggregate consideration of $540,449,950 (or $10.00 per share) (the “PIPE Financing”) in private placements pursuant to subscription agreements entered into with certain qualified institutional buyers and accredited investors (collectively, the “Subscription Agreements”), including CEG. Pursuant to CEG’s Subscription Agreement, CEG purchased an aggregate of 500,000 newly issued shares of Class A Common Stock for an aggregate purchase price of $5,000,000, the source of funds for which was working capital of CEG. See the “Subscription Agreement (PIPE Financing)” in Item 5 for further information.

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The foregoing description of certain terms of the Subscription Agreements is a summary only, does not purport to be complete, and is qualified in its entirety by reference to the full text thereof, a form of which is filed herewith as Exhibit 2 and incorporated by reference herein.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons have acquired the shares reported herein for investment purposes. As beneficial owners of shares of Class A Common Stock, on an ongoing basis, the Reporting Persons will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease their ownership of shares of Class A Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as described in this Statement, neither of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule 1 to this Statement has a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2 and 4 and the cover pages of this Statement is hereby incorporated herein by reference.

(a)-(b)	The Reporting Persons may be deemed to beneficially own (i) 500,000 shares of Class A Common Stock held directly by CEG and (ii) 36,030,716 shares of Class A Common Stock. Each share of Class B Common Stock (together with an Opco Unit) is exchangeable into, at the Issuer’s election, cash or a share of the Class A Common Stock and has no expiration date. The shares held by CEG represent beneficial ownership of approximately 35.3% of the issued and outstanding Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act, as a result of CEG’s ownership of Class A Common Stock, Class B Common Stock and Opco Units. The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on (A) 67,352,271 shares of Class A Common Stock issued and outstanding, as reported by the Issuer on a Current Report on Form 8-K filed on June 14, 2023 (the “8-K”), and (B) 36,030,716 shares of Class A Common Stock issuable to CEG upon the exchange of an equal number of shares of Class B Common Stock and Opco Units held by CEG. Based on the information reported by the Issuer in the 8-K, if all of the 144,817,563 issued and outstanding shares of Class B Common Stock (together with equal number of Opco Units) were to be exchanged for shares of Class A Common Stock, CEG would beneficially own approximately 17.2% of the Class A Common Stock.

CEG is a wholly-owned subsidiary of Constellation Energy Corporation, which is a publicly traded company listed on The Nasdaq Stock Market LLC. Constellation has sole voting and dispositive power over, and may be deemed to be a beneficial owner of, the securities held by CEG as reported in this Statement. The filing of this Statement shall not be construed as an admission that Constellation is the beneficial owner of any securities covered by this Statement.

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(c)	Except as set forth in Item 4 of this Statement, no Reporting Person has effected any transactions in the Class A Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 is incorporated herein by reference.

Stockholders’ Agreement

On the Closing Date, as contemplated by the Business Combination Agreement, RONI, RONI Opco, Buyer, Rice Acquisition Sponsor II LLC, a Delaware limited liability company (“Sponsor”), and certain holders of NET Power equity interests prior to the Merger (the “Legacy NET Power Holders”), including CEG, entered into the Stockholders’ Agreement, dated June 8, 2023 (the “Stockholders’ Agreement”). The Stockholders’ Agreement provides that, among other things, the board of directors of the Issuer (the “Board”) initially consists of 10 members, and the holders of a majority of the Common Stock (as defined in the Stockholders’ Agreement) held by CEG or its Permitted Transferee(s) (as defined in the Stockholders’ Agreement, which, as so defined, includes Constellation) have the right to designate one independent director nominee for appointment or election to the Board (the “CEG Designee”). On the first date (the “Constellation Fall-Away Date”) after the Closing Date that (i) CEG, together with its Permitted Transferees, fails to hold at least 10% of the issued and outstanding voting interests of the Issuer and (ii) CEG’s Percentage Interest (as defined in the Stockholders’ Agreement) represents less than 50% of its Initial Percentage Interest (as defined in the Stockholders’ Agreement), CEG’s right to designate a director will cease, and the term of the then current CEG Designee will thereupon automatically end. As of the Closing Date, Carol Peterson, who previously held various officer positions with Constellation but who does not currently hold any such position with Constellation, was the CEG Designee.

Additionally, subject to the terms and conditions set forth in the Stockholders’ Agreement, each of CEG and the other Legacy NET Power Holders has agreed with the Issuer to the following lock-up restrictions:

•	33 1/3% of their equity interests in the Issuer and Opco (“Company Interests”) that were received pursuant to the Business Combination Agreement as consideration for equity interests in NET Power (the “Price-Based Lock-up Shares”) may not be transferred until after June 8, 2026, which is the three-year anniversary of the Closing Date; provided, however, that, if the last sale price of the Class A Common Stock on the principal exchange on which such securities are then listed or quoted, for any 20 trading days within any 30 consecutive trading-day period commencing at least 15 days after the Closing, exceeds (i) $12.00 per share, then one-third of the Price-Based Lock-up Shares will no longer be subject to such lock-up restrictions, (ii) $14.00 per share, then an additional one-third of the Price-Based Lock-up Shares will no longer be subject to such lock-up restrictions, and (iii) $16.00 per share, then all of the Price-Based Lock-up Shares will no longer be subject to such lock-up restrictions; and

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•	66 2/3% of their Company Interests that were received pursuant to the Business Combination Agreement as consideration for equity interests in NET Power (the “Time-Based Lock-up Shares”) may not be transferred until after June 8, 2024, which is the one-year anniversary of the Closing Date; provided, however, that, if the last sale price of the Class A Common Stock on the principal exchange on which such securities are then listed or quoted, for any 20 trading days within any 30 consecutive trading-day period commencing at least six months after the Closing Date, exceeds $12.00 per share, then the Time-Based Lock-up Shares will no longer be subject to such lock-up restrictions.

In addition, pursuant to the Stockholders’ Agreement, subject to the terms and conditions set forth therein, CEG and the other Legacy NET Power Holders were granted certain customary registration rights. Among other things, (i) within 30 calendar days after the Closing Date (and in no event later than the date of filing of any registration statement pursuant to a Subscription Agreement), the Issuer is required to file a registration statement registering the resale from time to time by CEG and the other Legacy NET Power Holders of all of the Registrable Securities (as defined in the Stockholders’ Agreement) held thereby and (ii) CEG and the other Legacy NET Power Holders were granted “piggyback” registration rights that allow CEG and the other Legacy NET Power Holders to include their Registrable Securities in certain registrations initiated by the Company. Pursuant to the Stockholders’ Agreement, each Legacy NET Power Holder may also request to sell all or any portion of its Registrable Securities in an underwritten offering so long as the total offering price (before deduction of underwriting discounts and commissions) of the securities included therein is reasonably expected to exceed, in the aggregate, $25 million or if the request is with respect to all of the then outstanding Registrable Securities of such Legacy NET Power Holder.

The foregoing description of the Stockholders’ Agreement is not complete and is qualified in its entirety by reference to the copy of the Stockholders’ Agreement filed as Exhibit 3 hereto, which is incorporated herein by reference.

Second Amended and Restated Limited Liability Company Agreement of Opco

On the Closing Date, Opco, of which CEG is a member, amended and restated its limited liability agreement (as amended and restated, the “Opco LLC Agreement”) to, among other things, reflect the Business Combination. Pursuant to the Opco LLC Agreement, the Issuer serves as the sole managing member of Opco. The Opco LLC Agreement provides, subject to certain restrictions set forth therein, that each member of Opco (other than the Company) has the right to cause Opco to redeem all or a portion of such member’s Opco Units in exchange for an equal number of shares of Class A Common Stock or, at the Issuer’s election under the circumstances set forth therein, cash in an amount calculated pursuant to the provisions of the Opco LLC Agreement. Upon any such redemption of any Opco Units, an equal number of shares of Class B Common Stock held by the redeeming member of Opco will also be canceled.

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The foregoing description of the Opco LLC Agreement is not complete and is qualified in its entirety by reference to the copy of the Opco LLC Agreement filed as Exhibit 4 hereto, which is incorporated herein by reference.

Tax Receivable Agreement

On the Closing Date, as contemplated by the Business Combination Agreement, the Issuer and Opco entered into the Tax Receivable Agreement, dated June 8, 2023 (the “Tax Receivable Agreement”), with CEG and the other Opco unitholders who received Opco Units pursuant to the Business Combination Agreement (the “TRA Unitholders”) and the Agent (as defined therein). Pursuant to the Tax Receivable Agreement, the Issuer is required to pay to each of the TRA Unitholders 75% of the tax savings that the Issuer realizes as a result of increases in tax basis in Opco’s assets resulting from the future exchange of Opco Units for Class A Common Stock (or cash) pursuant to the Opco LLC Agreement, as well as certain other tax benefits, including tax benefits attributable to payments under the Tax Receivable Agreement.

The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired, unless the Issuer exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement (subject to certain assumptions), or certain other acceleration events, including a Change of Control (as defined in the Tax Receivable Agreement), occur.

The foregoing description of the Tax Receivable Agreement is not complete and is qualified in its entirety by reference to the copy of the Tax Receivable Agreement filed as Exhibit 5 hereto, which is incorporated herein by reference.

In addition, as disclosed in the Issuer's Registration Statement on Form S-4 (File Number 333-268975), Constellation has commercial relationships with the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated as of June 20, 2023 by and among the Reporting Persons (filed herewith).

Exhibit 2	Form of Subscription Agreement, dated as of December 13, 2022, by and between Rice Acquisition Corp. II and the subscriber named therein (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on December 14, 2022).

Exhibit 3	Stockholders’ Agreement, dated as of June 8, 2023, by and among Rice Acquisition Corp. II, Rice Acquisition Holdings II LLC, Rice Acquisition Sponsor II LLC and the NET Power Holders (as defined therein) (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 14, 2023).

Exhibit 4	Second Amended and Restated Limited Liability Company Agreement of Net Power Operations LLC, dated as of June 8, 2023 (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 14, 2023).

Exhibit 5	Tax Receivable Agreement, dated as of June 8, 2023, by and among NET Power Inc., NET Power Operations LLC, certain equityholders of NET Power Operations LLC and the Agent (as defined therein) (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 14, 2023).

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2023

CONSTELLATION ENERGY CORPORATION

By:	/s/ Brian Buck
Name:	Brian Buck
Title:	Assistant Secretary

CONSTELLATION ENERGY GENERATION, LLC

By:	/s/ Brian Buck
Name:	Brian Buck
Title:	Assistant Secretary

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Schedule 1

Constellation Energy Corporation Directors

Name	Present Principal Occupation	Citizenship
Laurie Brlas	Former Chief Financial Officer-Newmont Mining Corporation	United States of America
Yves C. de Balmann	Executive Partner at Bridge Growth Partners	United States of America
Joseph Dominguez	President and Chief Executive Officer-Constellation	United States of America
Bradley M. Halverson	Former Chief Financial Officer-Caterpillar Inc.	United States of America
Charles L. Harrington	Former Chairman-Parsons Corporation	United States of America
Julie Holzrichter	Chief Operating Officer-CME Group	United States of America
Dhiaa Jamil	Executive Vice President and Chief Operating Officer for Duke Energy	United States of America
Ashish Khandpur	Group President, Transportation & Electronics, 3M	United States of America
Robert J. Lawless	Former Chief Executive Officer-McCormick & Company, Inc.	Canada
Admiral John M. Richardson	Former Chief of Naval Operations-U.S. Navy	United States of America
Nneka Rimmer	Former President, Global Flavors and Extracts-McCormick & Company, Inc.	United States of America

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Constellation Energy Corporation Executive Officers

Name	Present Principal Occupation	Citizenship
Joseph Dominguez	President and Chief Executive Officer	United States of America
Daniel Eggers	Executive Vice President and Chief Financial Officer	United States of America
Kathleen Barrόn	Executive President and Chief Strategy Officer	United States of America
Bryan C. Hanson	Executive Vice President and Chief Generation Officer	United States of America
Michael R. Koehler	Executive Vice President and Chief Administration Officer	United States of America
James McHugh	Executive Vice President and Chief Commercial Officer	United States of America
David Dardis	Executive Vice President and General Counsel	United States of America
Matthew Bauer	Senior Vice President and Controller	United States of America

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Constellation Energy Generation, LLC Directors

The business and operations of Constellation Energy Generation, LLC are managed by the directors of its managing member, Constellation Energy Corporation, set forth above on this Schedule 1 and by the executive officers of Constellation Energy Generation, LLC set forth below on this Schedule 1.

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Constellation Energy Generation, LLC Executive Officers

Name	Present Principal Occupation	Citizenship
Joseph Dominguez	President and Chief Executive Officer	United States of America
Daniel Eggers	Executive Vice President and Chief Financial Officer	United States of America
Kathleen Barrόn	Executive President and Chief Strategy Officer	United States of America
Bryan C. Hanson	Executive Vice President and Chief Generation Officer	United States of America
Michael R. Koehler	Executive Vice President and Chief Administration Officer	United States of America
James McHugh	Executive Vice President and Chief Commercial Officer	United States of America
David Dardis	Executive Vice President and General Counsel	United States of America
Matthew Bauer	Senior Vice President and Controller	United States of America

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Exhibit Index

Exhibit
Number	Description

Exhibit 1	Joint Filing Agreement dated as of June 20, 2023 by and among the Reporting Persons (filed herewith).

Exhibit 2	Form of Subscription Agreement, dated as of December 13, 2022, by and between Rice Acquisition Corp. II and the subscriber named therein (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on December 14, 2022).

Exhibit 3	Stockholders’ Agreement, dated as of June 8, 2023, by and among Rice Acquisition Corp. II, Rice Acquisition Holdings II LLC, Rice Acquisition Sponsor II LLC and the NET Power Holders (as defined therein) (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 14, 2023).

Exhibit 4	Second Amended and Restated Limited Liability Company Agreement of Net Power Operations LLC, dated as of June 8, 2023 (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 14, 2023).

Exhibit 5	Tax Receivable Agreement, dated as of June 8, 2023, by and among NET Power Inc., NET Power Operations LLC, certain equityholders of NET Power Operations LLC and the Agent (as defined therein) (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 14, 2023).